Mail Stop 6010

      May 2, 2006

Via Facsimile and U.S. Mail

Mr. G. Edward McClammy
Chief Financial Officer
Varian, Inc.
3120 Hansen Way
Palo Alto, CA   94304-1030


	Re:	Varian, Inc.
		Form 10-K for the year ended September 30, 2005
Filed December 9, 2005
Form 10-Q as of December 30, 2005
		File No. 0-25393


Dear Mr. McClammy:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended December 30, 2005

Note 8. Acquisitions, page 11

PL International Limited, page 11

1. We note your response to prior comment 6. We note that the total purchase price, including contingent payments of up to $23 million, is $67.1 million, which appears to be material. Further, we note from your Form 8-K dated April 26, 2006 that the acquisition of PL International contributed to the 6% increase in revenues from the second quarter of fiscal year 2005 to the second quarter of fiscal year 2006. Please provide us the analysis you performed to reach the conclusion that the acquisition is not material. Refer to the guidance in SAB 99.



*    *    *    *



      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      You may contact David Burton, Staff Accountant, at (202)
551-
3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Michele
Gohlke,
Branch Chief, at (202) 551-3327.

							Sincerely,


      Kevin L. Vaughn
					  		Reviewing Accountant

Mr. G. Edward McClammy
Varian, Inc.
May 2, 2006
Page 2